FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2004

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

-   Lund Gold Ltd. News Release Dated January 19, 2004,

-   Lund Gold Ltd. BC FORM 53-901F, Material Change Report, Dated January 20, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

February 3, 2004

By:

“James G. Stewart”

 James G. Stewart

Its:        Secretary

(Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

February 3, 2004

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

January 19, 2004	Trading Symbol: TSX Venture – LGD
Website: www.lundgold.com

BROKERED PRIVATE PLACEMENT

Lund Gold Ltd. (“Lund”) reports that the non-brokered private placement announced on November 24, 2003 will not be proceeding as a result of market conditions.

Lund is pleased to report that it has, subject to regulatory approval, arranged a brokered private placement of 3,000,000 units at a price of $0.45 per unit to fund Lund’s next phase of work on the Aldebarán Property.  Each unit will consist of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of Lund for a period of two years at a price of $0.45 during the first year and thereafter at a price of $0.60 per share.

Canaccord Capital Corporation (“Canaccord”) has agreed to act as Lund’s agent in respect of this placement and will receive a commission of 8% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord’s election, a broker’s warrant entitling the purchase of up to 600,000 shares of Lund for a period of two years at a price of $0.45 during the first year and thereafter at a price of $0.60 per share, an administration fee of $7,500 and a corporate finance fee of 100,000 shares.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

January 19, 2004

Item 3.

Press Release

January 19, 2004, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer will not be proceeding with the non-brokered private placement announced on November 24, 2003 as a result of market conditions.  The Issuer has, subject to regulatory approval, arranged a brokered private placement of 3,000,000 units at a price of $0.45 per unit to fund the Issuer’s next phase of work on the Aldebarán Property.  Each unit will consist of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Issuer for a period of two years at a price of $0.45 during the first year and thereafter at a price of $0.60 per share.

Item 5.

Full Description of Material Change

The Issuer will not be proceeding with the non-brokered private placement announced on November 24, 2003 as a result of market conditions.  The Issuer has, subject to regulatory approval, arranged a brokered private placement of 3,000,000 units at a price of $0.45 per unit to fund the Issuer’s next phase of work on the Aldebarán Property.  Each unit will consist of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Issuer for a period of two years at a price of $0.45 during the first year and thereafter at a price of $0.60 per share.

Canaccord Capital Corporation (“Canaccord”) has agreed to act as the Issuer’s agent in respect of this placement and will receive a commission of 8% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord’s election, a broker’s warrant entitling the purchase of up to 600,000 shares of the Issuer for a period of two years at a price of $0.45 during the first year and thereafter at a price of $0.60 per share, an administration fee of $7,500 and a corporate finance fee of 100,000 shares.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 20th day of January, 2004.

LUND GOLD LTD.

By:

Signed “J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)